Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the nine month period ended September 30, 2007 and should be read in conjunction with the consolidated financial statements for the nine month period ended September 30, 2007 and related notes contained in the report.  The date of this management’s discussion and analysis is November 13, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition, exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Review of Exploration Projects

Almaden Gold Project, Idaho

Freegold has re-activating and is currently in the process of expanding the known gold mineralization at its Almaden gold project.  Located 12 miles east of Weiser, Idaho, this 2,980-acre property is within one mile of paved road and in close proximity (six miles) to Idaho Power’s transmission lines.  Freegold acquired its initial interest in this project in 1995, and increased its interest to 60% by completing a feasibility study in 1997.  The 1997 study by Watts, Griffis and McOuat Limited is referenced in a 43-101 report that was filed on SEDAR on March 15, 2006.  The historic WGM 1997 study contemplated a 22,500-ton per day open-pit, heap leach operation producing an average of 95,000 ounces of gold per year at an overall 0.6 to 1 strip ratio.  In 2001, Freegold purchased the remaining 40% interest and now controls 100% of this project, subject to the underlying lease and royalty agreements.

Almaden is a classic hot spring epithermal gold deposit.  Gold mineralization occurs as a flat lying, tabular deposit dispersed beneath a thin impermeable opalite cap rock.  There are two known zones of mineralization on the Almaden property: the Main Zone, and a smaller North Zone.  Combined, these zones are roughly one mile in length, and gold mineralization extends from surface down to a currently known depth of 600 feet.  Freegold’s 43-101 report contained an independent resource calculation showing 515,834 ounces in the Indicated category (24,778,000 tons grading 0.021 oz/ton) and 359,802 ounces in the Inferred category (19,989,000 tons grading 0.018 oz/ton).  This 2006 gold resource calculation at Almaden was defined by 677 drill holes (88% of which are less than 100 feet apart), with homogeneous mineralization exhibiting good continuity.  Following the completion of a new geological model (which was not yet completed at the time the 2006 43-101 report was finalized), it is anticipated that the bulk of these resources will be brought back into the measured and indicated category as part of the next resource evaluation.

Freegold commenced a new drill program in July 2006.  One core rig and one reverse circulation rig have been drilling steadily on the property since that time.  This new drilling follows the re-evaluation of the company's 1997 feasibility study by Hatch Limited, and a re-modelling of the deposit by Freegold which indicated that additional drilling was needed to test areas of the deposit that remained open laterally and at depth.  These possible expansion areas include the following:

•

the periphery of the Main and North zones where a number of holes drilled by previous operators intercepted thick intervals of resource grade mineralization (+.011 oz/ton cut-off) that were not brought into the model due to the wide spacing of the drilling;

•

the southern portion of the Main zone which remains open;

•

depth extensions within the Main and North zones where prior drill holes ended in resource grade material; and

•

an area 1,500 feet to the west of the North Zone where seven previous holes intersected significant shallow mineralization (eg. hole SW13: 180 feet grading 0.038 oz/ton, hole SW40: 160 feet grading 0.053 oz/ton). Six of these holes containing resource-grade mineralization are located in a 200-foot by 50-foot wide area that is currently open for more than 500 feet in two directions and between 200 and 300 feet in the other two directions.

The first phase of this resource expansion drill program has now been completed, with over 40,000 feet of new drilling having been completed during the past 15 months.  The last of the assays from this phase of drilling are being received, and it is currently anticipated that a new 43-101 resource calculation will be completed by Mine Development Associates (“MDA”) of Reno, NV early in the first quarter of 2008.

The core rig drilling was completed on June 10, 2007, with 6 large diameter PQ core holes totalling 2,295 feet and 38 HQ sized core holes totalling 13,710 feet being drilled.  One RC rig is continuing to drill on the property, and is currently conducting phase 2 drilling which is focused on identifying new areas of gold mineralization outside the known resource areas.  As of the date of this MDA, a total of 103 RC holes totalling 36,948 feet have been drilled.  Drilling with the RC rig is expected to continue through the end of November 2007, at which time the company will temporarily suspend drilling while the assays from the new phase 2 exploratory drill holes are received and the resource modelling incorporating the 40,000 feet of phase 1 drilling is completed.

The drill program is having success in delineating depth extensions in the south, central and north-east sections of the Main Zone.  Drilling within the area of the main feeder fault is consistently extended mineralization an additional 150 to 300 feet below the 200-foot depth that was previously identified in shallow drilling.  The southern end of the Main Zone remains open, and drilling in this area is continuing to intersect higher-grade zones (e.g. Hole C-66 intercepts 440 feet grading 0.02 oz/ton gold, which includes 55 feet grading 0.051 oz/ton).  Drilling is also being conducted to further define the eastern and western limits of the deposit, and numerous extensions of gold mineralization assaying above the resource cut-off grade have been identified.  The recent drilling has also started to intersect significant and more uniform quantities of molybdenum in the northern parts of the Main Zone and in the North Zone.  Previous drill holes in these zones were not assayed for molybdenum historically.  The Company is still evaluating the significance of these molybdenum occurrences in relation to the genesis and configuration of the gold mineralization.

Upon the completion of the updated resource calculation by MDA and the completion of ongoing metallurgical testing by McClelland Laboratories of Sparks, NV investigating possible ways in which to enhance the heap leach gold recoveries used in the 1997 WGM study, Freegold will initiate a new preliminary assessment in 2008 to determine whether the original mine design in the 1997 WGM feasibility study remains the optimal manner in which to develop the deposit.

Subsequent exploration at Almaden will also be focused on the search for higher-grade bonanza gold mineralization in discrete feeder zones under the main lower-grade deposit, similar to mines in northern Nevada.  No deeper drilling to test for bonanza grade gold targets has been conducted on the project to date, and Freegold’s ongoing mapping and drilling is helping identify suitable targets to test in future drilling to depths of 1,000 to 1,500 feet.

Golden Summit Project, Alaska

Since 1992, Freegold has been systematically exploring the Golden Summit Project – located 20 miles north of Fairbanks, Alaska, and less than 5 miles away from one of Alaska’s largest gold mine – Fort Knox (+330,000 oz/year).  Freegold’s 7-mile wide Golden Summit property is located at the center of the historic Fairbanks mining district, with approximately 7.25 million ounces of gold having been recovered from underground mines on the property and from the streams that drain our project area.  This property contains over 80 known gold occurrences, and has hosted the district’s largest and highest-grade historic underground gold producers, with over 500,000 ounces of gold being produced from 1902 to 1942 at average grades in excess of 1 oz/ton.  Freegold has conducted numerous exploration programs on its property, including drilling 188 holes (78,177 feet), 18,000 feet of surface trenching and collecting and analyzing 7,729 soil samples prior to the arrival of a new management team in 2005, allowing Freegold to trim its initial 30,940-acre property holding to 7,500-acres which hosts the most prospective targets.

All of Freegold’s work in 2006 was focused on the area surrounding the historic Cleary Hill mine, which was the largest underground producer in the district before its closure in 1942.  Freegold’s 2006 trenching and bulk sampling programs not only discovered a new eastern extension of the Cleary Hill vein, but more importantly, discovered the presence of mineralized zones of up to 100 feet wide from the extensive bleeding of gold mineralization, via smaller quartz vein splays and horsetails into both the hanging and foot wall rocks surrounding the Cleary Hill structure.

The discovery was initially made at the old Beistline shaft area, 1,300 feet to the east of the last Cleary Hill underground workings. Channel samples in the summer of 2006 along the 185-foot strike length of the 4" to 18" wide vein in this area averaged 1.15 oz/ton (39.5 g/tonne). Mineralization was noted to extend to the south, and five-foot long channel samples, extending 5-10 feet into the hanging wall returned assays of 25.3, 34.3, 31.1, 26.1 and 46.3 g/tonne (0.74 to 1.35 oz/ton). Overburden stripping in advance of bulk sampling in this area continued to expose additional mineralization further to the south. Samples taken from the walls of the 300’ x 30’ x 30’ bulk sampling pit returned 18 oz/ton (616.7 g/tonne) and 1.9 oz/ton (65.2 g/tonne) over 3-foot long vertical channel samples located 20 feet apart, indicating that multi-oz/ton mineralization can also be found outside the main veins. Additional gold mineralization 80 feet to the south of the bulk-sample pit wall, assayed 0.65 oz/ton (22.3 g/tonne) over 15 feet, perpendicular to the strike of the structures.

A new vein swarm was also discovered in an area 1,000 feet to the south of the Cleary Hill structure. This swarm is comprised of a series of east-northeast trending veins and shear zones that to date have been traced over a 1,100 foot strike length.

Part of the 10,000-ton bulk sample collection in the fall of 2007 involved the construction of a haul road, which aided considerably in the identification of additional veins in the area, as the new road switched back and forth through the vein swarm. The best intercept in this area was the Wackwitz vein, where trenching discovered a new five-foot wide zone averaging 0.48 oz/ton (16.4 g/tonne) over 235 feet, including a higher-grade section of 85 feet averaging 1.01 oz/ton (34.8 g/tonne).   Broader shear zones, with gold grades in the 0.03 - 0.09 oz/ton (1 to 3 g/tonne) range were also discovered over widths up to 25 feet.

Following the completion of bulk sampling last fall, Freegold began planning for the construction of a 1,200 ton per day portable and modular processing plant capable of recovering in excess of 70% of the gold using gravity concentration methods.  The design of the plant was based upon the results of metallurgical testing done on the gold mineralization contained within the 10,000 ton stockpile.  McClelland Laboratories initially prepared various representative composites using the 8 separate bulk samples locations and conducted preliminary gravity testing to confirm the presence of visible gold.  The composites were subsequently sent to Knelson Gravity Solutions of Langley, BC for testing using their standardized Gravity Recoverable Gold (GRG) test work.  This work confirmed that the Golden Summit composites contained free-milling gold, with recoveries from the high-grade samples ranging from 70.7% (at 100% passing ¼”) to 79.6% (at 100% passing 100 mesh).   Freegold completed construction of its 1,200 ton per day mill in July, and the last of the equipment arrived at the project site and was installed in mid-September.  The plant initially began processing waste dump material adjacent to the portal of two former underground producers during the initial plant break-in and optimization phase.  Feeding of bulk sampled material from the previous year was then continued until the plant was shut down at the end of October for the winter season.  Gold concentrates produced during this first 45 days are being further processed at Alaska Assay Laboratories in Fairbanks, Alaska, and will subsequently be sent out for final refining.  Processing operations are expected to re-commence in the spring with the thawing of the pond used as the source of processing water.

The on-going bulk sampling and on-site processing using gravity concentration methods are covered by permits received in the summer of 2007.   In addition to processing and recovering the gold contained within the 10,000 tons of vein material excavated and stockpiled last fall, the new permits also allow for the on-going collection and processing of an additional 50,000 cubic yards per year of bulk sampled material on the site through May 2012.

Freegold has also recently completed a 40,000 foot drill program, comprised of 674 shallow, close spaced drill holes that have tested the gold mineralization at various locations along the known 5,000 foot strike length of this zone.  Results from this drill program to date indicate that Golden Summit may have the potential to host bulk tonnage gold mineralization in addition to high-grade gold mineralization in individual veins.

Vinasale Gold Project, Alaska

On March 2, 2007, Freegold announced the signing of an Exploration with Option to Lease agreement on the Vinasale gold project. Vinasale is located 16 air miles south of McGrath, Alaska in a north trending belt of igneous intrusion-related deposits that includes the 33 million oz Donlin Creek deposit and the operating

Nixon Fork gold mine. The property is under option from Doyon, Limited an Alaskan native regional corporation, which holds 100% of the 128,000-acre property.

Significant gold mineralization was first discovered at Vinasale by Central Alaska Gold Company (CAGC) in 1990. Subsequent drilling by CAGC and then joint venture partner Placer Dome established an initial gold resource of 614,000 oz (10.4 million tons @ 0.057 oz/ton). While the gold mineralization was found to be refractory, metallurgical testing showed that 95% of the gold reported to the flotation concentrate, thereby considerably reducing the volume of material that would need to be processed in order to recover the gold. The property was subsequently optioned by ASA Montague in 1994 and additional soil sampling, followed by limited in-fill and expansion drilling was successful in further increasing the gold resource to 920,000 oz (18.04 million tons @ 0.051 oz/ton) based on the 36 holes that had been drilled into the Central Zone. (Note that these resource figures are historical in nature and are provided for informational purposes only. They are not 43-101 compliant, and as such should not be relied upon.) Previous wide-spaced drilling northeast and south of the known deposit indicates these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

Freegold's first activity on the project was to stake an additional 12,000 acres of ground this spring, enlarging the property position under the agreement to 140,000 acres. This staking was conducted to the northeast of the deposit, as results from previous wide spaced drilling in the early 1990's indicate that the gold mineralization may trend in that direction.

Freegold's exploration program in September 2007 was focused on evaluating the large land package surrounding the deposit, where limited systematic work has been conducted in the past. Freegold's reconnaissance efforts on the property in September included a recently completed stream, soil and rock sampling program. This program was followed up with a 1,788 line kilometre high resolution EM and Magnetic airborne geophysical program conducted by Fugro Airborne Surveys Corp.  Results from both of these programs were not yet in hand at as of the date of this MDA.

Rob Project, Alaska

Acquired in 2002, Rob is the latest Freegold project in the company’s portfolio to undergo a new re-evaluation. Since acquiring the project, Freegold conducted limited reconnaissance work on this 106-claim property, confirming the presence of high-grade gold mineralization from various large soil anomaly locations originally identified by the WGM/Sumitomo exploration team in the early 1990’s. This team was also responsible for the discovery of the nearby Pogo deposit, a + 4 million oz gold deposit that is hosted in the same intrusive and metamorphic rocks, and on the flank of the same 18 mile long intrusive dome that hosts the Rob gold mineralization. Previous grab samples from Rob returned values of 25.2 oz/ton (856 g/tonne) gold (Blue Lead prospect) and 28.9 oz/ton (991 g/tonne) gold (Michigan prospect). Interest in the Goodpaster district, which hosts the Rob property, has picked up considerably with the commencement of production at the Pogo mine in 2006 (scheduled to be the largest gold mine in the State with annual production ranging from 350,000 to 500,000 oz/year) and most recently with the consolidation of a large land package surrounding the Pogo mine and our Rob property by the founder and former Chairman of Goldcorp., Robert McEwen.

On October 11, 2007 Freegold announced the results of its first 17 holes of diamond drilling on the property.  A total of 3,514 feet were drilled in the Grey Lead and O'Reely vein prospects following the receipt of significant gold assays from a limited surface sampling program.  Although drilling within the O'Reely vein did not intersect the multi-ounce values sampled at surface, 7 holes within the Grey Lead vein consistently intersected thick intervals of high-grade gold mineralization that exhibit geological and geochemical characteristics very similar to those seen at the Pogo gold mine.  Drill intersects included a 13.5 foot interval averaging 20.1 g/t and 13 foot interval averaging 29.0 g/t.

This gold mineralization remains open to depth and along strike, and the Company’s exploration programs for 2008 will focus on strike extensions of the Grey Lead vein and on other prospective targets both to the north and further to the west of Grey Lead. Vein mineralization at Grey Lead is controlled by a moderate to steeply west dipping, north-northeast striking structure which extends across the property and which lies within the regional scale Black Mt. tectonic zone. The high-grade, intrusive-hosted Michigan prospect has never been drill tested and is also centred on this structure approximately 2 miles to the northeast of Grey Lead. Future exploration will also focus on low level (<100 ppb) gold in soil anomalies that are also present at several locations west of the Grey Lead surface exposures, as well as at the Johnson Saddle prospect, located on strike 4,000 feet northeast of the Grey Lead prospect.

Grew Creek Project, Yukon Territory

Following a decision to focus its efforts on its more advanced-stage properties in Alaska and Idaho, and following an unsuccessful attempt to locate a joint venture partner for the project, Freegold terminated its option on the Grew Creek project during the third quarter and subsequently wrote of its investment in the project.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31,(audited)
	2006	2005	2004
Total revenues	$126,882	$40,434	$168,823
General and administrative expenses	$1,510,665	$1,328,008	$1,381,717
Mineral property costs	3,310,465	1,114,827	1,387,730
Income (loss) before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(1,510,665) (0.04)	(1,328,008) (0.04)	(1,381,717) (0.05)
Net income (loss) before income taxes ➢ In total ➢ Basic and diluted loss per share	(1,772,633) (0.05)	(1,368,370) (0.04)	(2,018,689) (0.08)
Totals assets	12,381,233	9,431,704	10,442,657
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	Jun 30	Mar 31	Dec. 31
	2007	2007	2007	2006	2006	2006	2006	2005
Total revenues	$22,462	$37,144	$115,286	$44,728	$10,987	$67,509	$3,658	$25,065
Net loss – before tax	2,182,190	281,983	273,986	717,993	599,310	195,838	259,492	373,741
Net loss per share	0.04	0.01	0.01	0.02	0.02	0.01	0.01	0.01
Total assets	20,565,891	21,245,193	14,244,958	12,381,233	10,694,202	11,137,711	9,406,647	9,431,704

Results of operations

The nine month period ended September 30, 2007 resulted in a net loss of $2,738,159 which compares with a loss of $1,054,640 for the same period in 2006.  General and administrative expenses for the nine month period ended September 30, 2007 were $1,485,139, an increase of $681,151 over the same period in 2006. Stock-based compensation of $557,082 was incurred which included $494,825 attributed to the issuance of performance shares and $62,257 attributed to stock-option based compensation expenses.  Travel costs of $198,927 were recorded as compared to $86,716 during the previous year as the Company was actively increasing awareness of its exploration projects. Interest charges of $58,711 included a $34,132 amount that relates to the valuation of the warrants that were issued in relation to a $1,000,000 loan that was fully repaid in the first quarter. All other general and administrative costs were relatively the same when compared to the previous year’s nine month period.  Capital gains of $146,901 were realized on the sale of investments as compared to $56,461 over the same period in 2006.   Interest income of $27,991 was also earned in 2007 as compared to $25,693 in the previous nine month period as the Company had more funds on deposit.

During the nine month period ended September 30, 2007, the Company incurred mineral property deferred exploration costs of $5,452,273.  Of the deferred exploration costs, $862,715 was incurred to review and update previous engineering and resource work and $1,247,663 was incurred for drilling on the Almaden project in Idaho. $2,441,493 was incurred on the Golden Summit project in Alaska of which $934,580 was for drilling and assays and $723,830 was associated with bulk sample collection and processing site preparations.  Mining equipment costs of $892,614 were incurred to build and acquire gold processing equipment for the Golden Summit project.  $558,161 was incurred on the Rob project in Alaska of which $312,681 was for drilling.  A further $223,102 was incurred to fly a geophysical airborne survey in September on the Vinasale project in Alaska.  Mineral property cash acquisition costs of $227,925 were also incurred which included $49,290 for the Almaden project, $102,215 cash and $17,000 valued in shares for the Golden Summit project, $73,770 for the Vinasale project, and $43,000 valued in shares for the Grew Creek project.  During the period, the Company terminated the Grew Creek agreement and associated costs of $1,364,402 were written off.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $139,657 for the period ended September 30, 2007, a decrease of $10,469 over the same period in 2006.

Liquidity and capital resources

At September 30, 2007, the Company’s working capital, defined as current assets less current liabilities, was $3,358,348 compared with a deficit of $805,360 at December 31, 2006.  During the first quarter, the $1,000,000 loan was repaid.  During 2007, 16,320,426 shares were issued for gross proceeds of $11,580,452.

The Company has an investment with a book value of $94,960 and a market value of $133,193 as at September 30, 2007.  The investment consists of 277,486 shares of Pacific North West Capital Corp.  This company previously had certain directors in common. These amounts are included in the above working capital. The Company had 56,583,308 issued and outstanding shares at September 30, 2007.

Contractual commitments

The Company is committed under operating leases, for its office premises with the following lease payments:

Fiscal year ended Dec. 31,	2007	2008	2009	2010	2011	Thereafter

Office lease - Kerrisdale	$9,920	$39,679	$39,679	$19,840	-	-
Office lease - Vancouver	$22,707	$60,552	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the nine month period ended September 30, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

There are no changes in significant accounting policies.

Auditors

The Company’s auditors for the year ended December 31, 2005, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending December 31, 2007.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, accounts payable, accrued liabilities, secured loans and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at September 30, 2007, there were 56,583,308 outstanding common shares compared to 40,262,882 outstanding shares at December 31, 2006.  The increase reflects the issuance of 990,906 performance shares, 10,600,000 shares for cash, 75,000 shares for mineral properties, 646,250 on the exercise of options and 4,008,270 on the exercise of warrants.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 8e to the consolidated financial statements to September 30, 2007.

Related party transactions

A total of $77,760 was paid to a company controlled by a Director and Chairman of the Company, for management services during the nine month period ended September 30, 2007.  A total of $19,482 was paid to a company controlled by the Corporate Secretary of the Company, for corporate secretarial services during the nine month period ended September 30, 2007. A total of $22,200 was paid to a company controlled by the Chief Financial Officer (CFO) of the Company for accounting services during the nine month period ended September 30, 2007.   A total of $59,382 was paid and 50,000 performance shares issued to the Vice-President Business Development.  A total of $98,340 was paid and 100,000 performance shares issued to the Vice-President Project Development.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD & A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending September 30, 2007.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent period ended September 30, 2007 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

The Company ended September 30, 2007 with working capital of $3,358,348. Warrants valued at $2,936,250 were subsequently exercised following the end of the quarter.  With these funds and no debt, the Company estimates that it will have adequate funds to meet its corporate, administrative and property obligations for the coming year.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.